Mark E. Crone Managing Partner mcrone@cronelawgroup.com Joe Laxague Partner jlaxague@cronelawgroup.com

VIA EDGAR

September 24, 2021

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn: Jane Park

Re:	Meihua International Medical Technologies Co., Ltd. Amendment No. 2 to Registration Statement on Form F-1 Filed September 13, 2021 File No. 333-258659

Dear Ms. Park:

We write on behalf of Meihua International Medical Technologies Co., Ltd. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated September 21, 2021, commenting on the Company’s Amendment No. 2 to its Registration Statement on Form F-1 filed September 13, 2021 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 2 to Form F-1 filed September 13, 2021

Prospectus Summary, page 1

1. We note that China-based subsidiaries constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating schedule depicting the financial position, cash flows and results of operations for the parent, its China-based subsidiaries, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the China-based subsidiaries and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the China-based subsidiaries, which includes the cash held and transferred among entities.

Response: In response to this comment, the Company has amended the Registration Statement to add the requested schedules beginning on page 7 of the Registration Statement. The schedules added beginning on page 7 summarize separately the financial position and cash flows of the parent company and its China-based subsidiaries, together with eliminating adjustments. As noted below the new tables, the parent company does not conduct operations separately from its China-based subsidiaries. Accordingly, the results of operations set forth in the audited consolidated financial statements included in this Prospectus are solely those of the China-based subsidiaries.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.